Adorno & Yoss

a limited liability partnership

350 East Las Olas Boulevard, Suite 1700 Fort Lauderdale, Florida 33301-4217

phone: (954) 763-1200, fax: (954) 766-7800

www.adorno.com

Joel D. Mayersohn	Direct Line: (954) 766-7817 Email: jmayersohn@adorno.com

January 9, 2006

Ms. Sasha S. Parikh

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	PainCare Holdings, Inc. (“PainCare”) Form 10-KSB for Fiscal Year Ending December 31, 2004 File No. 001-14160

Dear Ms. Parikh:

As per our telephone conversation, this shall serve as PainCare’s notice that it intends to file a response to the SEC’s most recent Comment Letter on or before Tuesday, January 17, 2006.

Very truly yours,

/s/ Joel D. Mayersohn

Joel D. Mayersohn

JDM/dcb

cc:	Jennifer Loomis Noelle Siegel Mark Szporka

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